================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------
                                    FORM 11-K
                                   -----------

              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

                          METALS USA, INC. 401(K) PLAN
                            (FULL TITLE OF THE PLAN)

                                METALS USA, INC.
          (NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN)


                         COMMISSION FILE NUMBER 1-13123

                    DELAWARE                         76-0533626
          (State or other jurisdiction            (I.R.S. Employer
        of incorporation or organization)       Identification Number)


            THREE RIVERWAY, SUITE 600
                 HOUSTON, TEXAS                         77056
   (Address of Principal Executive Offices)           (Zip Code)


      Registrant's telephone number, including area code: (713) 965-0990

================================================================================

                                METALS USA, INC.
                                   401(K) PLAN

                                      INDEX

                                                                         PAGE
                                                                         -----
Report of Independent Accountants  ....................................      1

Statement of Net Assets Available for Benefits, with Fund Information..      2

Statement of Changes in Net Assets Available for Benefits,
with Fund Information  ................................................      3

Notes to Financial Statements  ........................................   4-11

SUPPLEMENTAL SCHEDULES:

Schedule I - Schedule of Assets Held for Investment Purposes  .........  12-13

Schedule II - Schedule of Nonexempt Transactions  .....................     14

Signatures  ...........................................................     15

Index to Exhibits  ....................................................     16

Consent of Independent Accountants  ...................................     17

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator
of the Metals USA, Inc. 401(k) Plan

      In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Metals USA, Inc. 401(k) Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 and period June 1, 1998 (inception) to December 31, 1998 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year and nonexempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 7, nonexempt transactions occurred during 1999. Management's evaluation of these matters and its plans for corrective actions are also described in Note 7.

As discussed in Notes 9 and 13, during 2000 and 1999, the Company made a significant number of acquisitions and assets of several plans were merged into the Plan.

PRICEWATERHOUSECOOPERS LLP
June 12, 2000
Hartford, Connecticut

                                METALS USA, INC.
                                   401(K) PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------

                                                           DECEMBER 31,
                                                  ------------------------------
                                                      1999             1998
                                                  ------------      ------------
Assets

Investments, at fair value .................      $ 98,583,091      $ 77,105,406

Receivables:

    Employer contributions .................           709,200           897,120

    Employee contributions .................           579,949           558,726

    Participant notes ......................         2,484,187         1,744,935
    Other ..................................             3,061              --
                                                  ------------      ------------
                                                     3,776,397         3,200,781
                                                  ------------      ------------
Net assets available for benefits ..........      $102,359,488      $ 80,306,187
                                                  ============      ============


   The accompanying notes are an integral part of these financial statements.

                                METALS USA, INC.
                                   401(K) PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------

                                                                      PERIOD
                                                                   JUNE 1, 1998
                                                     YEAR ENDED  (INCEPTION) TO
                                                    DECEMBER 31,   DECEMBER 31,
                                                        1999           1998
                                                    ------------   ------------

Additions to net assets attributed to:
    Investment income:
      Interest ...................................  $    975,516   $    405,170
      Net appreciation in fair value of
      investments ................................    12,260,573      2,983,394
                                                    ------------   ------------
                                                      13,236,089      3,388,564
                                                    ------------   ------------
    Contributions:
      Employer ...................................     3,379,164      1,745,520
      Employee ...................................     7,740,765      3,226,317
                                                    ------------   ------------
                                                      11,119,929      4,971,837
    Transfer from affiliated plan ................        10,199           --
                                                    ------------   ------------
Total additions ..................................    24,366,217      8,360,401

Deductions from net assets attributed to:

    Benefit payments .............................     8,246,894      1,739,545
    Transaction charge ...........................        45,582         16,936
    Participant notes receivable terminated
      due to withdrawal of participants ..........       153,416         93,388
    Transfer to affiliated plan ..................          --          214,503
                                                    ------------   ------------
Total deductions .................................     8,445,892      2,064,372
Change in forfeiture reserve, net ................        15,821         (2,253)
                                                    ------------   ------------
Net increase prior to plan merger ................    15,936,146      6,293,776
Transfer of assets due to plan merger ............     6,117,155     74,012,411
                                                    ------------   ------------
Net increase .....................................    22,053,301     80,306,187
Net assets available for benefits at
beginning of period ..............................    80,306,187           --
                                                    ------------   ------------
Net assets available for benefits at end of period  $102,359,488   $ 80,306,187
                                                    ============   ============

   The accompanying notes are an integral part of these financial statements.

                                METALS USA, INC.
                                   401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
1.   DESCRIPTION OF PLAN

     The following description of the Metals USA, Inc. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

     The Plan is a defined contribution plan established effective June 1, 1998. Each employee who was a participant in a plan that was merged into the Plan shall become an eligible employee as of the date of the merger. Other, non-union employees of Metals USA, Inc. (the "Company") become eligible to participate upon completing six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

CONTRIBUTIONS

     Participants may contribute an amount equal to not less than 1 percent nor more than 15 percent of their compensation for the contribution period. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a general account, 13 pooled separate accounts, a guaranteed investment contract and a Company stock, as investment options for participants. Employee contributions are recorded as a receivable in the period during which the Company makes payroll deductions from the participant's earnings.

     The Company will make a matching contribution in an amount equal to $.50 for each $1.00 contributed by a participant, up to a maximum of 6 percent of the participant's compensation. The Company may also make discretionary non-elective and profit sharing contributions. Matching Company contributions are recorded monthly. Discretionary non-elective and profit sharing contributions, if any, are recorded when received.

PARTICIPANT ACCOUNTS

     Each participant's account is credited with the participant's contribution and allocation of the Company's contribution and plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                                METALS USA, INC.
                                   401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
VESTING

     Participants are immediately vested in their voluntary contributions, qualified non-elective contributions and qualified matching contributions plus actual earnings thereon. The balance of vesting in the participant's account is based on years of service. With the exception of balances transferred from the Pacific Metal Company Amended and Restated Employee Stock Ownership Plan and Trust, a participant becomes 25 percent vested after one year of service, 50 percent vested after two years of service, 75 percent vested after three years of service and 100 percent vested after four years of service. The balance of vesting in the participants' accounts transferred from the Pacific Metal Company Amended and Restated Employee Stock Ownership Plan and Trust is based on years of service. A participant becomes 20 percent vested after three years of service, 40 percent vested after four years of service, 60 percent vested after five years of service, 80 percent vested after six years of service and 100 percent vested after seven years of service. However, if an active participant dies or becomes disabled prior to attaining the normal retirement age, the participant's account becomes 100 percent vested.

PAYMENT OF BENEFITS

     On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the vested portion of his or her account, a distribution in the form of an annuity, or a combination of both. Distributions are subject to the applicable provisions of the Plan agreement and applicable tax laws. Benefit claims are recorded as distributions when they have been approved for payment and paid by the Plan.

PARTICIPANT NOTES RECEIVABLE

     Participants may borrow up to a maximum of $50,000 or 50 percent of the vested portion of his or her account balance, whichever is less. Loans are treated as a transfer to/from the investment fund from/to Participant Notes Receivable. A loan is secured by the balance in the participant's account and bears interest at a rate commensurate with market rates for similar loans, as defined (7.12% to 11.50% for the year ended December 31, 1999 and 6.75% to 11.50% for the period June 1, 1998 (inception) to December 31, 1998).

CASH EQUIVALENTS

      Contributions received prior to year end awaiting investment in the appropriate investment option at December 31 are invested in the CIGNA Charter Guaranteed Short-Term Account, which is recorded at fair value, and are included within the fund in which the units are subsequently purchased.

                                METALS USA, INC.
                                   401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
OTHER RECEIVABLE

     The other receivable represents the difference between interest actually earned on underlying investments and the interest credited to the Ohio National Life Insurance Company ("ONLIC") Fixed Accumulation Account during 1999. The difference will be passed back to the Plan through a prospective adjustment to the credited rate of return, in accordance with the Plan's contract with ONLIC.

2.   SUMMARY OF ACCOUNTING POLICIES

METHOD OF ACCOUNTING

     The Plan's financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

     Amounts shown by investment fund option on the statement of net assets available for benefits as of December 31, 1998 and the statement of changes in net assets available for benefits for the period June 1, 1998 (inception) to December 31, 1998 have been reclassified to be shown in total to conform to the current year presentation in order to adopt AICPA Statement of Position 99-3, "ACCOUNTING FOR AND REPORTING OF CERTAIN DEFINED CONTRIBUTION PLAN INVESTMENTS AND OTHER DISCLOSURE MATTERS."

INVESTMENT VALUATION

      Investments in pooled separate accounts are recorded at fair value, as determined by the unit value reported by Connecticut General Life Insurance Company ("CG Life"). Investments in the general account and the guaranteed investment contract are non-fully benefit responsive and are recorded at fair value. Participant notes receivable are valued at cost which approximates fair value. The Company stock is valued at its quoted market price.

                                METALS USA, INC.
                                   401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
3.    INVESTMENTS

      Investments that represent 5 percent or more of the Plan's net assets are separately identified below.

                                                             DECEMBER 31,
                                                      -------------------------
                                                         1999           1998
                                                      -----------   -----------

     CIGNA Charter Guaranteed Income Fund             $17,980,720   $13,673,610
       interest rates, 5.20%; 5.35%
     CIGNA Charter Growth & Income Fund                 8,599,150     9,334,411
       units, 237,611; 308,678
     CIGNA Fidelity Advisor Equity Growth
     Fund                                              22,050,177    16,590,663
       units, 193,287; 198,168
     CIGNA Warburg Pincus Advisor Emerging Growth
     Fund                                                     N/A     4,268,623
       units, N/A; 87,995
     CIGNA Janus Fund                                  10,889,376           N/A
       units, 157,566; N/A
     CIGNA Lifetime40 Fund                              5,946,296     5,118,704
       units, 267,009; 274,167
     Metals USA, Inc. Common Stock                     12,646,672    11,324,990
       shares, 1,487,844; 1,161,537

                                METALS USA, INC.
                                   401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
INVESTMENT PERFORMANCE

      During 1999 and 1998, the Plan's investments (including interest and gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $13,236,089 and $3,388,564, respectively, as follows:

                                                                      PERIOD
                                                                   JUNE 1,1998
                                                    YEAR ENDED   (INCEPTION) TO
                                                   DECEMBER 31,    DECEMBER 31,
                                                       1999            1998
                                                   ------------    ------------

General Account:
    CIGNA Charter Guaranteed Income Fund .......   $    794,993    $    299,150
Guaranteed Investment Contract:
    ONLIC Fixed Accumulation Account ...........        124,084          62,403
                                                   ------------    ------------
                                                        919,077         361,553

Pooled Separate Accounts:
    CIGNA Charter Large Company Stock Index
      Fund .....................................        692,405         337,227
    CIGNA Charter Growth & Income Fund .........      1,602,977         854,399
    CIGNA Charter Global Stock Fund ............        123,322          79,959
    CIGNA Fidelity Advisor Equity Growth Fund ..      5,961,264       1,917,513
    CIGNA Warburg Pincus Advisor Emerging
      Growth Fund ..............................      1,527,338        (112,969)
    CIGNA Charter Balanced Fund* ...............        (35,650)        228,364
    CIGNA Janus Fund ...........................      2,731,159         445,035
    CIGNA Neuberger Berman Partners Trust ......         61,716          61,055
    CIGNA Lifetime20 Fund ......................         99,474          10,691
    CIGNA Lifetime30 Fund ......................         90,909          14,197
    CIGNA Lifetime40 Fund ......................        963,186         (56,282)
    CIGNA Lifetime50 Fund ......................         83,461           8,210
    CIGNA Lifetime60 Fund ......................         37,601          37,909
                                                   ------------    ------------
                                                     13,939,162       3,825,308

Company Stock:
  Metals USA, Inc. Common Stock ................     (1,799,612)       (841,914)


Participant Notes Receivable ...................        177,462          43,617
                                                   ------------    ------------

    Net increase ...............................   $ 13,236,089    $  3,388,564
                                                   ============    ============

      * Fund was formerly known as CIGNA INVESCO Total Return Fund.

                                METALS USA, INC.
                                   401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
4.   INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

      The Plan participates in a contract with CG Life via an investment in the CIGNA Charter Guaranteed Income Fund. CG Life commingles the assets of the CIGNA Charter Guaranteed Income Fund with other assets. For the Plan's investment in the CIGNA Charter Guaranteed Income Fund the Plan is credited with interest at the rate specified in the contract, which was 5.20% for the year ended December 31, 1999 and 5.35% for the period June 1, 1998 (inception) to December 31, 1998, net of asset charges. CG Life prospectively guaranteed the interest rates credited for the CIGNA Charter Guaranteed Income Fund for six months. The Plan participates in a contract with Ohio National Life Insurance Company via an investment in the ONLIC Fixed Accumulation Account. For the Plan's investment in the ONLIC Fixed Accumulation Account, the Plan is credited with interest at the rate specified in the contract which was 5.95% for the year ended December 31, 1999 and 6.30% for the period June 1, 1998 (inception) to December 31, 1998, net of asset charges. As discussed in Note 2, the CIGNA Charter Guaranteed Income Fund and the ONLIC Fixed Accumulation Account are included in the financial statements at fair value which, principally because of the periodic rate reset process, approximates contract value.

5.    RELATED-PARTY TRANSACTIONS

      Plan assets include investments in funds managed by CG Life, a wholly owned division of CIGNA. CIGNA is the Plan's trustee and as such, transactions with the trustee qualify as party-in-interest transactions. Personnel and facilities of the Company have been used to perform administrative functions for the Plan at no charge to the Plan. In addition, the Plan holds shares of Metals USA, Inc., the Plan sponsor, which also qualifies as a party-in-interest.

6.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

                                METALS USA, INC.
                                   401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
7.    TAX STATUS

      As of December 31, 1999, the Plan was in the process of filing for a determination letter from the Internal Revenue Service which would determine that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). However, the Plan's administrator and tax counsel believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

      Management has determined that nonexempt transactions occurred during 1999. The transactions involved the unintentional submission of employee contributions to the Plan later than the 15th business day of the month following the month of being withheld from compensation. Upon discovery of the transactions, the employee contributions were promptly submitted to the Plan. Management intends to take corrective actions and believes that the transactions should not affect the tax-qualified status of the Plan. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8.    RECONCILIATION OF PLAN FINANCIAL STATEMENTS TO THE FORM 5500

      The Annual Return/Report of Employee Benefit Plan (the "Form 5500") is prepared on the modified cash basis. Accordingly, certain balances included on Schedule H (Part I and II) of the Form 5500 differ from those included in these financial statements. Contributions in the statement of changes in net assets available for benefits differ from contributions in the Form 5500 by the amount of contributions accrued at December 31. The ending net asset balances are reconciled as follows:

                                                            DECEMBER 31,
                                                     ---------------------------
                                                         1999           1998
                                                     ------------   ------------

Net assets, reflected on Form 5500 ...............   $101,080,339   $ 78,850,341

Add: Employer contributions receivable ...........        709,200        897,120

     Employee contributions receivable ...........        579,949        558,726
                                                     ------------   ------------
Net assets, reflected in the financial statements    $102,359,488   $ 80,306,187
                                                     ============   ============

                                METALS USA, INC.
                                   401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
9.    PLAN MERGERS

     During 1999 and 1998, the Company made a significant number of acquisitions and assets of several plans were merged into the Plan. Effected participants became eligible to participate in the Plan subject to the provisions of the Plan agreement.

10.   TRANSFER FROM AFFILIATED PLAN

      In 1999, certain employees and their participant balances were transferred from an affiliated plan to the Plan.

11.   TRANSFER TO AFFILIATED PLAN

      In 1998, certain employees and their participant balances were transferred from the Plan to an affiliated plan.

12.   FORFEITURES

      The net change in forfeiture reserve represents the net change in the available forfeiture reserve balance from the prior year plus the current year forfeitures generated. Forfeitures result from nonvested balances remaining in the Plan for all terminated employees. Upon reaching the break-in-service requirement, as defined in the Plan agreement, forfeitures generated are added to the forfeiture reserve balance. The forfeiture reserve of $119,431 and $126,991 at December 31, 1999 and 1998, respectively, is included in the CIGNA Charter Guaranteed Income Fund and is available to offset contributions, which would be otherwise payable by the Company or reallocated to the participants, in accordance with the Plan agreement. In 1999 and 1998, Company cash contributions were offset by $33,657 and $9,064, respectively, from forfeited nonvested accounts.

13.   SUBSEQUENT EVENT

      During 2000, the Company made several acquisitions and assets of the acquired plans were merged into the Plan. Effected participants became eligible to participate in the Plan subject to the provisions of the Plan agreement.

   The accompanying notes are an integral part of these financial statements.

METALS USA, INC.                                           SUPPLEMENTAL SCHEDULE
401(K) PLAN                                                           SCHEDULE I
SCHEDULE I - SCHEDULE OF ASSETS HELD
  FOR INVESTMENT PURPOSES AT END OF YEAR


                                                    DECEMBER 31, 1999
------------------------------------------------------------------------------------------------------------------------------------
                                                              (C)
                      (B)                     DESCRIPTION OF INVESTMENT INCLUDING                                          (E)
            IDENTITY OF ISSUE, BORROWER,        MATURITY DATE, RATE OF INTEREST,                 (D)                     CURRENT
     (A)     LESSOR, OR SIMILAR PARTY          COLLATERAL, PAR OR MATURITY VALUE                 COST                     VALUE
------------------------------------------------------------------------------------------------------------------------------------
      *     Connecticut General Life          CIGNA Charter Guaranteed Income                    N/A**                 $ 17,980,720
            Insurance Company                 Fund

      *     Connecticut General Life          CIGNA Charter Large Company Stock                  N/A**                    4,276,209
            Insurance Company                 Index Fund

      *     Connecticut General Life          CIGNA Charter Growth & Income Fund                 N/A**                    8,599,150
            Insurance Company

      *     Connecticut General Life          CIGNA Charter Global Stock Fund                    N/A**                    2,322,468
            Insurance Company

      *     Connecticut General Life          CIGNA Fidelity Advisor Equity Growth               N/A**                   22,050,177
            Insurance Company                 Fund

      *     Connecticut General Life          CIGNA Warburg Pincus Advisor                       N/A**                    5,041,582
            Insurance Company                 Emerging Growth Fund

      *     Connecticut General Life          CIGNA Charter Balanced Fund                        N/A**                    3,254,370
            Insurance Company

      *     Connecticut General Life          CIGNA Janus Fund                                   N/A**                   10,889,376
            Insurance Company

      *     Connecticut General Life          CIGNA Neuberger Berman Partners                    N/A**                      930,651
            Insurance Company                 Trust

      *     Connecticut General Life          CIGNA Lifetime20 Fund                              N/A**                      528,248
            Insurance Company

* Indicates an identified person known to be a party-in-interest to the Plan.

** Cost information has been omitted for participant directed investments.

METALS USA, INC.                                           SUPPLEMENTAL SCHEDULE
401(K) PLAN                                                           SCHEDULE I
SCHEDULE I - SCHEDULE OF ASSETS HELD
  FOR INVESTMENT PURPOSES AT END OF YEAR

  DECEMBER 31, 1999                                                                                                      (CONTINUED)
------------------------------------------------------------------------------------------------------------------------------------
                                                              (C)
                      (B)                     DESCRIPTION OF INVESTMENT INCLUDING                                          (E)
            IDENTITY OF ISSUE, BORROWER,        MATURITY DATE, RATE OF INTEREST,                 (D)                     CURRENT
     (A)     LESSOR, OR SIMILAR PARTY          COLLATERAL, PAR OR MATURITY VALUE                 COST                     VALUE
------------------------------------------------------------------------------------------------------------------------------------
      *     Connecticut General Life            CIGNA Lifetime30 Fund                            N/A**                   $  631,778
            Insurance Company

      *     Connecticut General Life            CIGNA Lifetime40 Fund                            N/A**                    5,946,296
            Insurance Company

      *     Connecticut General Life            CIGNA Lifetime50 Fund                            N/A**                      926,117
            Insurance Company

      *     Connecticut General Life            CIGNA Lifetime60 Fund                            N/A**                      238,793
            Insurance Company

      *     National Financial Services         Metals USA, Inc. Common Stock                    N/A**                   12,646,672
            Corporation

      *     Connecticut General Life            CIGNA Charter Guaranteed Income                  N/A**                    1,008,785
            Insurance Company                   Fund

      *     Ohio National Life                  ONLIC Fixed Accumulation Account                 N/A**                    1,307,189
            Insurance Company

      *     Connecticut General Life            Cash Equivalents (CIGNA Charter                  N/A**                       10,632
            Insurance Company                   Guaranteed Short-Term Account)

      *     Plan Participants                   Participant Notes Receivable                     N/A**                    2,484,187

* Indicates an identified person known to be a party-in-interest to the Plan.

** Cost information has been omitted for participant directed investments.

METALS USA, INC.                                           SUPPLEMENTAL SCHEDULE
401(K) PLAN                                                          SCHEDULE II
SCHEDULE II - SCHEDULE OF NONEXEMPT TRANSACTIONS

                                                 YEAR ENDED DECEMBER 31, 1999
------------------------------------------------------------------------------------------------------------------------------------
                                                                                             (G)
                                               (C)                                         EXPENSES                         (J)
                       (B)                DESCRIPTION OF                                   INCURRED                      NET GAIN
                   RELATIONSHIP       TRANSACTIONS INCLUDING                                  IN                  (I)    OR (LOSS)
      (A)       TO PLAN, EMPLOYER,    MATURITY DATE, RATE OF      (D)      (E)     (F)    CONNECTION    (H)     CURRENT     ON
  IDENTITY OF   OR OTHER PARTY-IN-  INTEREST, COLLATERAL, PAR  PURCHASE  SELLING  LEASE      WITH     COST OF  VALUE OF    EACH
 PARTY INVOLVED      INTEREST           OR MATURITY VALUE        PRICE    PRICE   RENTAL TRANSACTION   ASSET     ASSET  TRANSACTION
------------------------------------------------------------------------------------------------------------------------------------
Metals USA, Inc.   Employer         Failure to remit employee  $ 42,059    N/A     N/A       N/A      $ 42,059 $ 42,059     -*
                                    contributions to the trust
                                    on a timely basis



Metals USA, Inc.   Employer         Failure to remit employee    25,527    N/A     N/A       N/A        25,527   25,527     -*
                                    contributions to the trust
                                    on a timely basis

* Department of Labor Reg. 2510.3-102 requires that employee contributions be submitted to the Plan no later than 15 business days following the end of the month in which amounts were withheld from compensation. Failure to remit employee contributions to the Plan in a timely basis is considered a nonexempt transaction with a party-in-interest. Management believes that the transactions should not affect the tax-qualified status of the Plan as all such required payments were subsequently paid upon discovery. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                                   SIGNATURES

The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

METALS USA, INC.

METALS USA, INC. 401(K) PLAN

June 30, 2000                    By:      /S/ TERRY L. FREEMAN
                                    --------------------------------------------
                                          Terry L. Freeman
                                          Vice President, Corporate Controller
                                          and Chief Accounting Officer

                                INDEX TO EXHIBITS

EXHIBIT                                                           SEQUENTIAL
NUMBER   DESCRIPTION                                              PAGE NO.
-------  -----------                                              ----------
1        Consent of PricewaterhouseCoopers LLP                            1

2 Plan Agreement for the Metals USA, Inc. 401(k) Plan incorporated by reference to Exhibit 4.1 to the Registration Statement filed under cover of Form S-8 (Registration Number 333-62361) on August 27, 1998.